SKY HARBOUR GROUP CORPORATION
136 Tower Road, Suite 205
Westchester County Airport
White Plains, NY 10604

May 4, 2022
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, D.C. 20549
Attn:	Isabel Rivera
Pam Long

Re:	Sky Harbour Group Corporation
Registration Statement on Form S-1
File No. 333-263905

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sky Harbour Group Corporation (the “Registrant”) hereby requests acceleration of effectiveness of the registration statement on Form S-1, as amended (File No. 333-263905) (the “Registration Statement”), to 4:05 p.m., Eastern Time, on May 5, 2022, or as soon as practicable thereafter.

We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling John Hensley at (202) 778-1654.

Very truly yours,

Sky Harbour Group Corporation

By:	/s/ Tal Keinan
Name:	Tal Keinan
Title:	Chief Executive Officer

cc:          Alex Saltzman, Chief Operating Officer
Francisco Gonzalez, Chief Financial Officer
Michael W. Schmitt, Chief Accounting Officer
Gerald Adler, Interim General Counsel and Corporate Secretary
    Sky Harbour Group Corporation
John T. Owen
R. John Hensley
    Morrison & Foerster LLP